1701 Hollis Street Suite 400, Founders Square (P.O. Box 2067) Halifax, Nova Scotia B3J 2Z1, CANADA Tel: +1 (902) 468-0614 Fax: +1 (902) 468-0631 www.gammongold.com

 PRESS RELEASE

Gammon Reports Strong Production Performance with Ocampo and El Cubo
Underground Production Exceeding Targeted Levels

Halifax, January 13, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to provide preliminary fourth quarter results as well as an update on operations:

Q4 and Key Operational Highlights

  Consolidated production in the fourth quarter represented the best quarterly performance in 2009. Consolidated gold production for the quarter was 37,066 ounces, an increase of 5,529 ounces (18%) over the previous quarter. Consolidated silver production for the quarter was 1,481,773 ounces, an increase of 216,128 ounces (17%) over the previous quarter.

  Using a 55:1 gold equivalent ratio, gold equivalent production was 64,007 ounces, an increase of 9,459 ounces (17%) over the previous quarter. Using the realized gold equivalent ratio for the quarter of 62:1, gold equivalent production was 60,921 ounces, an increase of 9,874 ounces (19%), over the previous quarter.

  Using a 55:1 gold equivalent ratio, total cash costs per ounce in the fourth quarter decreased by 10% as compared to the previous quarter. Using the realized gold equivalent ratio of 62:1 for the quarter, total cash costs were $444, a decrease of $56 per ounce (11%), over the previous quarter.

  The significant improvement in operating costs was achieved despite the impact of non-recurring maintenance costs at the Ocampo mill processing facility and primary crushing circuit. These higher maintenance costs have been partially offset by the Ocampo mine’s access to the lower cost 20MW of grid power.

  At Ocampo, the planned reinvestment and reorganization program in the underground operation has facilitated a significant increase in production volume. By the end of the year, production from the underground averaged 1,434 tonnes per day in the month of December, exceeding the Company’s year- end target of 1,200 tonnes per day by 234 tonnes per day (20%). The average month over month production rates during the quarter were as follows:

•	October:	650 tonnes per day
•	November:	1,235 tonnes per day
•	December:	1,434 tonnes per day, representing a 20% increase over the targeted 1,200 tonnes per day rate
  The underground reinvestment program at Ocampo strongly positions future production sequencing such that at quarter end, the mine was actively producing from 11 working areas which compares to 2-3 working areas at the beginning of the year. It is estimated that the mine now has developed access to ready-to-be drilled or in-process-drilling inventory of approximately 200,000 tonnes which compares to 70,000 tonnes at the beginning of the year.

  As expected, the re-optimization of the Ocampo heap leach facility has allowed the mine to target increased stacking rates with the mine’s heap leach operation averaging 9,775 tonnes per day in the fourth quarter. The increase in higher grade underground production proportionally decreases the tonnes of open pit ore being sent to the mill processing facility. As a result, a greater portion of the higher grade open pit tonnage is routed to heap leach facility for processing, which increases the overall head grades being placed for leaching. This targeted grade improvement, together with the engineered increase of stacking capacity, is expected to increase future heap leach metal production rates.

  Despite being a record production quarter on many fronts for 2009, Ocampo’s metal production and cost structure was impacted by two unanticipated events. This included a 3-day, unseasonal rainfall of more than 200 millimeters in October as well as the reduced availability of the Ocampo mill processing facility including a 20-day period where the third mill was offline. As a result, a portion of the metal production originally anticipated for the fourth quarter will instead be realized in the first quarter of 2010.

    The heavy and unseasonal rainfall impacted production at the underground mine over a period of 5 days and at the open pit mines for a period of 10 days. The significant rainfall impacted the mine’s heap leach operations through the dilution of the pregnant pond and the overall leaching solutions. This issue was remediated over a 4-week period, after which the heap leach processing facility was producing at targeted output levels.

    During the quarter, daily production rates at the Ocampo mill facility were negatively impacted by the following:

      During the commissioning period of the Phase III mill expansion it was discovered that the engineering had undersized the required cyclone capacity. This limited the maximum daily capacity of the mill to approximately 3,100 tonnes per day and reduced the silver recovery by approximately 5%, to 77%. Five Krebb cyclones were ordered and two of the five cyclones were installed by the end of December with immediate positive benefits in both tonnage and silver recoveries. The Phase III commissioning will now be fully completed during Q1, 2010.

      On November 28, 2009, the Company detected a problem with the smaller, third mill. When the feed trammel was disassembled it was discovered that the holding bolts had failed and the pinion drive was damaged. The mill repairs were completed in 20 days and the mill was restarted by December 15, 2009. The enhanced configuration of the mill processing facility demonstrated its inherent flexibility as the two remaining mills continued to operate uninterrupted during this maintenance period. This operational flexibility allowed the overall mill circuit to process an average of more than 2,600 tonnes per day during the maintenance period.

  At El Cubo, the mine reported its best ever underground production rates of 1,830 tonnes per day during the fourth quarter. This represents an increase of 206 tonnes per day (13%) over Q1, 2009, the pre-labour disruption period. By the end of 2009, underground production averaged 1,876 tonnes per day. This production ramp up is primarily attributable to the adoption of the new 7-day continuous work schedule and the implementation of a production bonus remuneration incentive scheme during the fourth quarter. The average month over month production rates during the quarter were as follows:

•	October:	1,754 tonnes per day
•	November:	1,861 tonnes per day
•	December:	1,876 tonnes per day, representing a 16% increase over the Q1, 2009 average

  A significant increase in quarterly cash flow from operations, combined with net proceeds of $109 million from the public offering completed in October, has contributed to the Company’s strong cash balance of $129 million as of December 31, 2009.

  In addition to the significant cash reserve balance, the Company’s US$30 million revolving line of credit facility has been increased to US$50 million following the execution of the facility option to increase funding capacity to US$50 million through the participation of a second syndicate partner. Effective December 31, 2009, Société Générale has joined the credit facility as an equal syndicate member with The Bank of Nova Scotia. All terms and conditions remain as per the originally established facility with the approximate undrawn capacity on this facility now representing US$23 million.

  The Company is currently finalizing its life of mine production plans and anticipates that it will provide updated 3-year guidance and 2009 NI 43-101 Reserve and Resource updates on, or about, March 31, 2010.

“The fourth quarter caps off a transformational year for Gammon Gold. Operations at both mines continue to improve. I am particularly pleased with the continued improvement in underground productivities at both Ocampo and El Cubo, with both operations setting quarterly records. Using the Company’s long-term gold equivalency ratio of 55:1, the significant reduction in 2009 annual cash costs of $82 per gold equivalent ounce, or 16% over 2008, demonstrates the success of the operation team’s continued focus on implementing ongoing operational efficiencies that will continue to positively impact our operations going forward.” stated René Marion, Chief Executive Officer. He continued, “Additionally, through the efforts of the entire Gammon team, we now enjoy a strong cash flow profile and a significantly enhanced cash position. Our improved operations, underpinned by our strengthened Balance Sheet, positions the Company well for future growth and success. I believe that 2010 is a year that holds great promise for the Company and we are committed to delivering on that potential.”

Fourth Quarter 2009 Production Highlights
(all amounts are in U.S. dollars)

	OCAMPO		EL CUBO		CONSOLIDATED
	Dec	Dec	Dec	Dec	Dec	Dec
Three Months Ended	31/09	31/08	31/09	31/08	31/09	31/08
Gold ounces produced	28,169	33,877	8,897	9,891	37,066	43,768
Silver ounces produced	1,085,406	1,176,427	396,367	473,466	1,481,773	1,649,893
Gold equivalent ounces produced (Realized)	45,681	48,922	15,240	15,967	60,921	64,889
Gold ounces sold	29,463	31,671	8,786	9,333	38,249	41,004
Silver ounces sold	1,125,069	1,083,571	384,442	450,747	1,509,511	1,534,318
Gold equivalent ounces sold (Realized)	47,539	45,546	14,923	15,116	62,462	60,662
Total cash costs per gold equivalent ounce*	$385	$383	$632	$502	$444	$413
Total cash costs per gold ounce*	($43)	$207	$304	$328	$33	$234
Gold to Silver Ratio	62	78	63	81	62	79
Realized Gold Price	$1,090	$802	$1,102	$775	$1,093	$796
Realized Silver Price	$17.52	$10.26	$17.57	$9.53	$17.54	$10.05
Gold equivalent ounces produced (55:1)**	47,903	55,267	16,104	18,499	64,007	73,766
Total cash costs per gold equivalent ounce (55:1)**	$367	$340	$598	$433	$422	$364

*	Cash costs for the three-month and the twelve-month period of 2009 have not been finalized and are subject to adjustment
**	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Year Ended December 31, 2009 Production Highlights
(all amounts are in U.S. dollars)

	OCAMPO		EL CUBO		CONSOLIDATED
	Dec	Dec	Dec	Dec	Dec	Dec
Year Ended	31/09	31/08	31/09	31/08	31/09	31/08
Gold ounces produced	108,705	115,656	27,842	38,772	136,547	154,428
Silver ounces produced	3,998,850	3,995,725	1,183,339	1,783,149	5,182,189	5,778,874
Gold equivalent ounces produced (realized)	168,993	182,399	45,578	69,111	214,571	251,510
Gold ounces sold	105,818	112,682	27,185	37,964	133,003	150,646
Silver ounces sold	3,976,304	3,867,178	1,170,280	1,739,361	5,146,584	5,606,539
Gold equivalent ounces sold (realized)	166,071	177,404	44,782	67,624	210,852	245,038
Total cash costs per gold equivalent ounce*	$417	$491	$627	$623	$462	$528
Total cash costs per gold ounce*	$95	$269	$389	$441	$155	$313
Gold to Silver Ratio	66	59	66	58	66	59
Realized Gold Price	$977	$866	$983	$855	$978	$864
Realized Silver Price	$14.90	$14.66	$14.94	$14.67	$14.91	$14.66
Gold equivalent ounces produced (55:1)**	181,411	188,306	49,357	71,193	230,769	259,498
Total cash costs per gold equivalent ounce (55:1)**	$389	$476	$579	$605	$430	$512

*	Cash costs for the three-month and the twelve-month period of 2009 have not been finalized and are subject to adjustment
**	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

About Gammon Gold
Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
(416) 646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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